Exhibit “B”

Amended and Restated Articles of Incorporation EcoPlus, Inc.

Class B Convertible Preferred Stock

Terms, including the preferences, rights and limitations

Par value per share: $0.0001

Vote per share: Two, in pari passu with common stock and, for election of directors, with Class A Convertible Preferred Stock.

Dividend preference per share: When and as declared by the board of directors in its sole discretion; provided that dividends may be declared and paid prior to any declaration and payment of dividends on any other class or series of equity securities not including Class A Convertible Preferred Stock.

Liquidation preference per share: $1.00 plus all declared and unpaid dividends upon winding up of the affairs of the Corporation, prior to distribution to any other class or series of equity security not including Class A Convertible Preferred Stock and thereafter based on the number of shares of common stock into which the preferred stock is convertible in pari passu with holders of the other equity securities.

Conversion per share into common stock: $2.50 divided by the par value of the common stock, subject to adjustment as may be determined by the Board of Directors from time to time

Conversion adjustments: The number of shares into which the preferred stock is convertible shall be adjusted for stock dividends, combinations, splits, recapitalizations and similar events.

Conversion election: at the option of the holder at any time. Conversion procedures: Set forth in Exhibit “C” Redemption by Corporation: None

Redemption by holder: None. Sinking fund: None.

Automatic adjustments. Each issued and outstanding share of preferred stock, adjusted as provided herein, shall be ratably adjusted in the event of issue of a stock dividend on the common stock, a change in the number of issued and outstanding shares of common stock (such as a reverse split, consolidation, combination, forward split and division), recapitalizations and mergers; provided, that a fractional preferred share in the hands of a holder after such adjustment of all preferred shares held by such holder shall be rounded to the nearest whole share. In the event of any adjustment, the Corporation shall upon request of a holder issue a certificate setting forth the number preferred shares as adjusted upon surrender of the certificate setting forth the number of preferred shares before adjustment.